CONFIDENTIAL

FOR COMMISSION USE ONLY

FIDELITY NATIONAL INFORMATION SERVICES, INC.

601 Riverside Avenue

Jacksonville, Florida 32204

June 4, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Fidelity National Information Services, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

Fidelity National Information Services, Inc. (the “Company”) along with the other registrants listed therein (collectively, the “Guarantors” and, together with the Company, the “Registrants”) have filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the Company’s proposed offer (the “Exchange Offer”) to exchange (i) up to $150,000,000 aggregate principal amount of 7.625% Senior Notes due 2017 (together with the guarantees thereof, the “2017 Exchange Notes”) for a like aggregate principal amount of 7.625% Senior Notes due 2017 (together with the guarantees thereof, the “2017 Existing Notes”) and (ii) $700,000,000 aggregate principal amount of 5.000% Senior Notes due 2022 (together with the guarantees thereof, the “2022 Exchange Notes” and, together with the 2017 Exchange Notes, the “Exchange Notes”) for a like aggregate principal amount of 5.000% Senior Notes due 2022 (together with the guarantees thereof, the “2022 Existing Notes” and, together with the 2017 Existing Notes, the “Existing Notes”). The obligations of the Company under the Exchange Notes will be guaranteed by the Guarantors.

This letter is to supplementally advise the Commission that the Registrants are registering the Company’s Exchange Offer in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

The Company, on behalf of itself and the Guarantors, hereby represents that they and their affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company on behalf of itself and on behalf of the Guarantors hereby represents that they will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any securityholder using the Exchange Offer to participate in a distribution of the securities to be acquired in the Exchange Offer (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction, and (ii) if such person is a broker-dealer who acquired Existing Notes for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes pursuant to the Exchange Offer, such person may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Existing Notes pursuant to the Exchange Offer, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to the resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). The Company on behalf of itself and on behalf of the Guarantors acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company on behalf of itself and on behalf of the Guarantors also hereby represents that they will include in the Letter of Transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: If the exchange offeree is a broker-dealer holding Existing Notes acquired for its own account as a result of market making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Existing Notes pursuant to the Exchange Offer.

The Company on behalf of itself and on behalf of the Guarantors also hereby represents that they will include in the Letter of Transmittal to be executed by the exchange offeree a representation to the effect that, by accepting the Exchange Offer, the exchange offeree represents to the Registrants that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

Sincerely,

FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Corporate Executive Vice President, Chief Legal Officer and Corporate Secretary

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